
May 7, 2024

Meredith S. Weil
Chief Financial Officer
TFS Financial Corporation
7007 Broadway Avenue
Cleveland, OH 44105

> **Re: TFS Financial Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2023**
> **File No. 001-33390**

Dear Meredith S. Weil:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance